UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2024

Healthpeak Properties, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-08895	33-0091377
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4600 South Syracuse Street, Suite 500

Denver, CO 80237

(Address of principal executive offices) (Zip Code)

(720) 428-5050

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $1.00 par value	PEAK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on October 29, 2023, Healthpeak Properties, Inc. (“Healthpeak”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Healthpeak, DOC DR Holdco, LLC (formerly known as Alpine Sub, LLC), a wholly owned subsidiary of Healthpeak, DOC DR, LLC (formerly known as Alpine OP Sub, LLC), a wholly owned subsidiary of Healthpeak OP, LLC (“Healthpeak OP”), Physicians Realty Trust (“Physicians Realty Trust”), and Physicians Realty L.P. (the “Physicians Partnership”), pursuant to which, among other things, and through a series of transactions, (i) each outstanding common share of Physicians Realty Trust (other than Physicians Realty Trust common shares to be cancelled in accordance with the Merger Agreement), will be converted into the right to receive 0.674 shares of Healthpeak common stock, and (ii) each outstanding common unit of the Physicians Partnership will be converted into common units in the successor entity to the Physicians Partnership equal to the same exchange ratio. Following the transactions contemplated in the Merger Agreement, the successor entities to Physicians Realty Trust and the Physicians Partnership will be direct and indirect subsidiaries of Healthpeak OP, respectively. Consummation of the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of customary closing conditions, including the approval of the stockholders of Healthpeak and the shareholders of Physicians Realty Trust.

On February 7, 2024, Physicians Realty Trust disclosed preliminary estimates of certain consolidated financial data for the three months and year ended December 31, 2023. Such disclosure is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Forward-Looking Statements

This Current Report may include “forward-looking statements,” including but not limited to those regarding the proposed transactions between Healthpeak and Physicians Realty Trust, within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Healthpeak and Physicians Realty Trust operate and beliefs of and assumptions made by Healthpeak management and Physicians Realty Trust management, involve uncertainties that could significantly affect the financial or operating results of Healthpeak, Physicians Realty Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “projects,” “forecasts,” “will,” “may,” “potential,” “can,” “could,” “should,” “pro forma,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Healthpeak and Physicians Realty Trust, including future acquisitions, dispositions, financing activity, financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that Healthpeak and Physicians Realty Trust expects or anticipates will occur in the future — including statements relating to creating value for shareholders or stockholders, as applicable, benefits of the proposed transactions to clients, tenants, employees, shareholders or stockholders, as applicable, and other constituents of the combined company, integrating the companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Healthpeak and Physicians Realty Trust believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Healthpeak and Physicians Realty Trust can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; securing the necessary shareholder and stockholder approvals and satisfaction of other closing conditions to consummate the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate portfolios, business operations, including properties, tenants, property managers and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Healthpeak or Physicians Realty Trust; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, tenants, property managers, customers, employees and competitors; risks related to diverting the attention of Healthpeak’s and Physicians Realty Trust’s management from ongoing business operations; unfavorable outcomes of any legal proceedings that have been or may be instituted against Healthpeak or Physicians Realty Trust; costs related to uninsured losses, condemnation, or environmental issues, including risks of natural disasters; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; risks related to the market value of shares of Healthpeak common stock to be issued in the transaction; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Healthpeak or Physicians Realty Trust common shares; impairment charges; unanticipated changes in Healthpeak’s or Physicians Realty Trust’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the SEC by Healthpeak and Physicians Realty Trust. Moreover, other risks and uncertainties of which Healthpeak or Physicians Realty Trust are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Healthpeak or Physicians Realty Trust on their respective websites or otherwise. Neither Healthpeak nor Physicians Realty Trust undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired.

The unaudited consolidated interim financial statements of Physicians Realty Trust as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 are filed as Exhibit 99.2 hereto. The audited consolidated financial statements of Physicians Realty Trust as of and for the years ended December 31, 2022, 2021 and 2020 are filed as Exhibit 99.3 hereto. The information in Exhibits 99.2 and 99.3 was provided by Physicians Realty Trust.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022 of Healthpeak are filed as Exhibit 99.4 hereto. Such unaudited pro forma condensed combined financial statements have been prepared on the basis of certain assumptions and estimates as of the dates set forth therein. Such unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position that actually would have existed or the operating results that actually would have been achieved if the adjustments set forth therein had been in effect as of the dates and for the periods indicated or that may be achieved in future periods and should be read in conjunction with the historical financial statements of Healthpeak and Physicians Realty Trust.

(d) Exhibits.

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP.

99.1	Preliminary estimates of certain consolidated financial data of Physicians Realty Trust for the three months and year ended December 31, 2023.

99.2	Unaudited consolidated financial statements of Physicians Realty Trust as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022.

99.3	Audited consolidated financial statements of Physicians Realty Trust as of and for the years ended December 31, 2022, 2021 and 2020.

99.4	Unaudited pro forma condensed combined financial information of Healthpeak Properties, Inc. as of September 30, 2023 and for the year ended December 31, 2022 and the nine months ended September 30, 2023.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, on December 15, 2023, Healthpeak and Physicians Realty Trust filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus contains important information about the proposed transaction and related matters. The Form S-4 was declared effective, and each of Healthpeak and Physicians Realty Trust commenced mailing of the joint proxy statement/prospectus included as part of the Form S-4, on January 11, 2024.

STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEALTHPEAK, PHYSICIANS REALTY TRUST AND THE PROPOSED TRANSACTION.

Investors and security holders of Healthpeak and Physicians Realty Trust are able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Healthpeak and Physicians Realty Trust with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Healthpeak with the SEC are also available on Healthpeak’s website at www.healthpeak.com, and copies of the documents filed by Physicians Realty Trust with the SEC are available on Physicians Realty Trust’s website at www.docreit.com.

PARTICIPANTS IN THE SOLICITATION

Healthpeak, Physicians Realty Trust and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies from Healthpeak’s stockholders and Physicians Realty Trust’s shareholders in respect of the proposed transaction. Information regarding Healthpeak’s directors and executive officers can be found in Healthpeak’s definitive proxy statement filed with the SEC on March 17, 2023. Information regarding Physicians Realty Trust’s trustees and executive officers can be found in Physicians Realty Trust’s definitive proxy statement filed with the SEC on March 23, 2023.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available on the SEC’s website and from Healthpeak and Physicians Realty Trust, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 7, 2024

Healthpeak Properties, Inc.

By:	/s/ Peter A. Scott
Peter A. Scott
Chief Financial Officer